December 18, 2019

John T. Drexler
Chief Financial Officer
Arch Coal Inc.
One CityPlace Drive
Suite 300
St. Louis, MO 63141

       Re: Arch Coal Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-13105

Dear Mr. Drexler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    Rosemary Klein